Exhibit 99.2

Baidu Announces Results of Annual General Meeting

BEIJING, June 27, 2023 /PRNewswire/ — Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888), a leading AI company with strong Internet foundation, today announced that the following proposed resolution submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Beijing today:

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as a special resolution, THAT the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Amended M&AA in line with applicable amendments made to Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on the NASDAQ under “BIDU” and HKEX under “9888.” One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com